FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E.
For 22 May, 2002

GlaxoSmithKline plc
(Name of registrant)

GLAXOSMITHKLINE, 980 GREAT WEST ROAD,
BRENTFORD, MIDDLESEX TW8 9GS
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F

Form 20-F _____ Form 40-F

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ____ No ___

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

21 May 2002 Abacus (GW) Trustees Limited, as trustee of The Glaxo Wellcome Employee Trust ("the Trust"), transferred 1,238 Ordinary Shares in the Company to participants of the Glaxo Wellcome 1999 Share Option Plan.

The Company was advised of this transaction on 22 May 2002.

The Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline Services Unlimited (formerly Glaxo Wellcome plc) and its subsidiaries are potential beneficiaries. Two of the Company's directors, Sir Richard Sykes and John Coombe are therefore interested in the shares held in the Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline Services Unlimited and its subsidiaries.

S M Bicknell
Company Secretary

22 May 2002

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

GlaxoSmithKline enters into a hedging transaction over 5m Quest Diagnostics Inc shares

GlaxoSmithKline plc announced today that it has entered into a hedging transaction with Lehman Brothers Finance SA with respect to 5 million shares of common stock of Quest Diagnostics Inc ("Quest"), representing approximately 23% of the group's holding in Quest. These shares were acquired as a result of the sale of the group's clinical laboratories business to Quest in 1999. The group currently holds approximately 23% of the issued share capital of Quest.

The hedging transaction is a post-paid variable sale forward ("VSF") with a term of approximately five years at a floor price of US$84.55 per share and an average appreciation cap of US$114 per share. The principal objective of the VSF is to protect the value of some of GSK's shareholding in Quest, by setting a floor price for the shares, whilst allowing GSK a capped participation in any further appreciation in the shares. Whilst GSK has the flexibility to wind-up all or part of the VSF at any time, GSK does not currently expect to realise any profit under the VSF in the foreseeable future.

S M Bicknell
Company Secretary

22 May 2002

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

gsk.0262a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 22 May, 2002

By: VICTORIA LLEWELLYN
Authorised Signatory for and on behalf of GlaxoSmithKline plc